Exhibit 3.25

Deed of Association

of a limited liability company

The company has been incorporated through drawing up a notarial deed in accordance with the provisions of §57 and §105-153 of the Commercial Code.

1.	Trading name of the company

Trading name of the company shall be DRUMET, s.r.o.

The company has been incorporated for an unlimited duration of time.

2.	Registered office of the company

The registered office of the company is at: Mierova 1, 920 01 Hlohovec.

3.	Shareholders

The sole shareholder of the company is DRUMET LINY I DRUTY SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ, with its registered office address at ul. Polna 26.74, 87-800, Wocławek, Republic of Poland, REGON (statistical number): 141725001, NIP(tax identification number): 5252446086, entered into the Commercial Register of the District Court of Toruń VII Commercial Division of the National Court Register under number KRS: 0000325069.

4.	Subject of activities of the company

a.	Purchase of goods with a purpose of selling them to other traders (wholesale);

b.	Purchase of goods with a purpose of selling them to end consumers (retail);

c.	Commodity broking within the scope of independent small retail;

d.	Advertising and propagation activities;

e.	Consulting within the scope of independent small retail.

5.	Amount of company share capital

Company share capital is EUR 73,027 (in words: seventy three thousand twenty seven euros).

6.	Shareholder contribution

Company share capital has been covered solely with monetary contribution paid in by the sole shareholder, the company DRUMET LINY I DRUTY SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ in the amount of EUR 73,027(in words: seventy three thousand twenty seven euros). The sole shareholder paid in monetary contribution of EUR 73,027 in its full amount prior to registration in the Commercial Register.

7.	Contribution administrator

Contribution administrator is Dr. Martin Cizmarik, born on 12.10.1973, ID number 73.10.12/6098, residing at Stare zahrady 14, Bratyslawa, authorized representative of the company founder.

8.	Company organs

Company organs consist of:

a.	shareholders’ meeting;

b.	managers;

c.	supervisory board

Shareholders’ meeting:

The superior organ of the company is the shareholder meeting. The Company DRUMET LINY I DRUTY SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ, as the sole shareholder, performs competences accrued to the shareholder meeting. A shareholder meeting of the company shall be held no later than 31 May of a given financial year.

Manager:

Managers individually represent the company externally.

The President of the company is Dr. Branislav Gasparik, born on 03.04.1976, ID number 760403/6770, residing at 920 01 Hlohovec, Michalska 7- from 10.12.2008 onawards.

Supervisory Board:

The company shall appoint a supervisory board as a controlling organ of the company.

The supervisory Board consists of three members appointed by the shareholders’ meeting for an unlimited duration of time. The shareholders’ meeting elects, from among the supervisory board members, a chairman of the supervisory board. A supervisory board member may not be elected from managers.

Supervisory Board:

•	supervises managers’ activities;

•	has access to commercial documents and accounts as well as other documents of the company and monitors the content provided therein;

•	examines balance sheets, which the company is obligated to draw up, as well as statements on profit distribution or covering of losses and submits its opinion to the shareholders’ meeting;

•	provides information to the shareholders’ meeting within a timeframe specified in the company’s Articles of Association, or otherwise once in a year.

Supervisory board members are entitled to require from the managers information and clarifications concerning all issues of the company and have access to all commercial documents and accounts as well as other documents of the company.

Supervisory board members, after its appointment, are Wojciech Multan, residing at Gałczyńskiego 14, 87-800 Włocławek, Republic of Poland, born on 10.07.1974, ID number: 74071008555, appointment effective as of 10.12.2008, Adam Dziedzic, residing at Borowska 25, 87-800 Włocławek, Republic of Poland, born on 27.07.1976, ID number: 76072704751, appointment effective as of 10.12.2008, Katarzyna Justyna Skarżyńska, residing at Szkolna 29, 87-600, Lipno, Republic of Poland, born on 16.06.1974, ID number: 74061606660, appointment effective as of 10.12.2008.

9.	Transfer of trading share

The sole shareholder has the right to transfer his trading share entirely, or part of it if necessary, to the third parties. Transfer of trading share, division or partial transfer thereof shall always require shareholders’ meeting consent.

10.	Reserve Fund

The company creates a reserve fund from the net profit indicated in an appropriate balance sheet, for the year in which the profit has been generated for the first time, and in the amount of 5% (in words: five percent) of the net profit. Each year this fund will be supplemented with 5% (in words: five percent) of the net profit indicated in an appropriate balance sheet, until obtaining the amount accounting for 10% (in words: ten percent) of the share capital. Reserve Fund resources may be utilized to the extent that are created obligatorily in accordance with the law, only to cover losses of the company. The manager shall decide on its utilization.

11.	Increase of share capital

Share capital may be increased only through additional monetary or in-kind contribution, so that the provisions of §142 to §145 of the Commercial Code do not pertain to it.

Other person or persons than the existing shareholder may undertake a new contribution only in the case where the person undertaking a contribution has signed a document on acceding to the Deed of Association (the signature must be officially attested) and if such contribution has been approved by the company’s shareholders’ meeting.

Each shareholder may be an owner of only one trading share. If the existing shareholder undertakes a new contribution, his original contribution will be increased by the amount of new contribution.

12.	Company liquidation

The company is liquidated as of the day of removal from the commercial register.

The remaining assets of the company will be transferred to a shareholder or divided among shareholders to the extent of share owned by each one of them in the share capital of the company, through already paid in shares. Such a division may not be undertaken before company liabilities have been executed or secured.

13.	Costs of company incorporation

Estimation of the costs relating to company incorporation and establishment will amount to EUR 1,500 (in words: one thousand five hundred euros).

14.	Benefits for the company founders or persons taking part in acquisition of entitlements for company activities

The company does not provide any benefits for persons taking part in incorporation of the company or in the activities bound for acquisition of entitlements for undertaking company activities.

15.	Ability of separation

In case when any of the provisions of this Deed become or turn out to be invalid or unenforceable by a court or other body, this lack of validity or unenforceability shall not affect the validity or enforceability of other provisions of this Deed.

16.	Final provisions

The company’s legal relationships are governed by the law of Slovak Republic. Any legal relationships not stipulated by this Deed of Association, shall be subject to the provisions of the Commercial Code.